Exhibit 99.1

Tigran Khudaverdyan steps down from his roles as Executive Director and Deputy CEO at Yandex N.V.

Moscow, Amsterdam, March 15, 2022 – Yandex N.V., a Netherlands-registered company and one of Europe’s largest internet businesses as well as the leading search and ride-hailing provider in Russia, today announces that Tigran Khudaverdyan has stepped down with immediate effect from his positions as Executive Director and Deputy Chief Executive Officer of Yandex N.V. and at its Dutch subsidiaries.

Yandex has a strong and deep management team in place and the Board will consider the appropriate management structure going forward. Elena Bunina will continue to serve as General Director of our principal operating subsidiary, Yandex LLC, until April 15.

“We were shocked and surprised to learn that Tigran was designated under EU sanctions, and we are extremely sorry to see him step down from his Executive Director and Deputy CEO roles,” said John Boynton, Chairman of the Yandex N.V. Board. “Over the past 15 years Tigran has worked tirelessly to help to transform Yandex into a world-class information technology business while serving the interests of the company’s stakeholders.”

Tigran Khudaverdyan was sanctioned in the EU as an individual. Neither Yandex N.V. nor any of its subsidiaries have been sanctioned in the US, EU or UK.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014. More information on Yandex can be found at https://yandex.com/company/.

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru